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                           GARDNER, CARTON & DOUGLAS
                              321 N. CLARK STREET
                            CHICAGO, ILLINOIS 60610


ROBERT J. JOSEPH
(312) 245-8754


                                 July 13, 1998


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Alternative Distribution Systems, Inc.
         Form S-1 Registration Statement No. 333-21081

Ladies and Gentlemen:

     On behalf of Alternative Distribution Systems, Inc. (the "Company"), we hereby respectfully request that the Company's Form S-1 Registration Statement, File No. 333-21081, be withdrawn from registration.

     Please contact the undersigned at (312) 245-8754 if there are any questions.

                                       Very truly yours,


                                       Robert J. Joseph

cc: Mr. Michael A. Kelly
    Ms. Sonia Galindo